Exhibit (a)(12)

FORM OF ACKNOWLEDGEMENT OF RECEIPT OF ELECTION FORM

Novell, Inc. (“Novell”) received your Election Form on          , 2007, by which you made an election with respect to your Eligible Option(s) pursuant to the offer (the “Offer”) made by Novell to amend or replace options as set forth in the Offer to Amend or Replace Eligible Options dated July 3, 2007.

Should you change your mind, you may change your election by accessing your personalized Election Form from the Shareholder Services site on the Novell Innerweb at http://innerweb.novell.com/organizations/finance/shareholderservices and resubmitting the revised Election Form before 11:59 p.m., Eastern Time, on August 3, 2007 (or any extended expiration of the Offer). The last Election Form properly submitted by you prior to the expiration of the Offer will be considered your election for purposes of the Offer. If you have questions concerning the submission of your Election Form, please direct them to Betty DePaola at bdepaola@novell.com.

Please note that Novell’s receipt of your Election Form is not by itself an acceptance of your Eligible Option(s) for amendment or replacement. For purposes of the Offer, Novell will be deemed to have accepted all properly tendered Eligible Options as of the date when Novell provides the tendering optionees with notice of its acceptance of those options. Such notice may be made by press release, email or other method of communication. Novell’s formal acceptance is expected to take place shortly after the end of the Offer period.